UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

GOLDEN ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

381013 10 1

(CUSIP Number)

Blake L. Sartini

c/o Golden Entertainment, Inc.

6595 S. Jones Blvd.

Las Vegas, NV 89118

Telephone: (702) 893-7777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 381013 10 1

1.		Name of Reporting Person:
Blake L. Sartini

2.		Check the Appropriate Box if a Member of Group (See Instructions):
(a) ☒
(b) ☐

3.		SEC Use Only:

4.		Source of Funds:
OO, AF

5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.		Citizenship or Place of Organization:
United States of America

	7.	Sole Voting Power:
Number of		0
Shares	8.	Shared Voting Power:
Beneficially		7,772,736(1)
Owned By	9.	Sole Dispositive Power:
Each		0
Reporting	10.	Shared Dispositive Power:
Person With:		7,772,736(1)

11.		Aggregate Amount Beneficially Owned by Each Reporting Person:
7,772,736

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.		Percent of Class Represented By Amount In Row (11):
35.9%

14.		Type of Reporting Person:
IN

(1)

Blake L. Sartini and his wife, Delise F. Sartini, are Co-Trustees of The Blake L. Sartini and Delise F. Sartini Family Trust (the “Trust”). As a Co-Trustee of the Trust, Mr. Sartini is deemed to beneficially own the Shares held by the Trust.

CUSIP No.: 381013 10 1

1.		Name of Reporting Person:
Delise F. Sartini

2.		Check the Appropriate Box if a Member of Group (See Instructions):
(a) ☒
(b) ☐

3.		SEC Use Only:

4.		Source of Funds:
OO, AF

5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.		Citizenship or Place of Organization:
United States of America

	7.	Sole Voting Power:
Number of		0
Shares	8.	Shared Voting Power:
Beneficially		7,772,736(1)
Owned By	9.	Sole Dispositive Power:
Each		0
Reporting	10.	Shared Dispositive Power:
Person With:		7,772,736(1)

11.		Aggregate Amount Beneficially Owned by Each Reporting Person:
7,772,736

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.		Percent of Class Represented By Amount In Row (11):
35.9%

14.		Type of Reporting Person:
IN

(1)	Delise F. Sartini and her husband, Blake L. Sartini, are Co-Trustees of The Trust. As a Co-Trustee of the Trust, Ms. Sartini is deemed to beneficially own the Shares held by the Trust.

CUSIP No.: 381013 10 1

1.		Name of Reporting Person:
The Blake L. Sartini and Delise F. Sartini Family Trust

2.		Check the Appropriate Box if a Member of Group (See Instructions):
(a) ☒
(b) ☐

3.		SEC Use Only:

4.		Source of Funds:
OO

5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.		Citizenship or Place of Organization:
Nevada

	7.	Sole Voting Power:
Number of		0
Shares	8.	Shared Voting Power:
Beneficially		7,772,736(1)
Owned By	9.	Sole Dispositive Power:
Each		0
Reporting	10.	Shared Dispositive Power:
Person With:		7,772,736(1)

11.		Aggregate Amount Beneficially Owned by Each Reporting Person:
7,772,736

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.		Percent of Class Represented By Amount In Row (11):
35.9%

14.		Type of Reporting Person:
OO

(1)	Blake L. Sartini and his wife, Delise F. Sartini, are Co-Trustees of The Trust.

The following constitutes the Schedule 13D filed by the undersigned (this “Schedule 13D”).

Item 1.     Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Golden Entertainment, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6595 S. Jones Blvd., Las Vegas, NV 89118.

Item 2.     Identity and Background

(a)     This Schedule 13D is being filed by Blake L. Sartini (“Mr. Sartini”), Delise F. Sartini (“Ms. Sartini”), and The Blake L. Sartini and Delise F. Sartini Family Trust (the “Trust”). Mr. Sartini, Ms. Sartini and the Trust are each referred to herein as a “Reporting Person” and together are referred to as the “Reporting Persons”.

Mr. Sartini and Ms. Sartini are Co-Trustees of the Trust and are deemed to beneficially own the shares of Common Stock held by the Trust.

The Reporting Persons have entered into a Shareholders’ Agreement and NOL Preservation Agreement, as described in Item 6 hereof. As a result, the Reporting Persons are deemed to have formed a group (the “Group”) with (i) Mr. Lyle A. Berman (“Mr. Berman”) and certain entities affiliated with Mr. Berman (collectively with Mr. Berman, the “Berman Entities”), and (ii) certain other shareholders of the Issuer comprising trusts affiliated with another director of the Issuer (such trusts, collectively with the Berman Entities, the “Existing Shareholders”). The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person beneficially owns those shares held by any other member of the Group. The Reporting Persons expressly disclaim beneficial ownership in the shares of Common Stock deemed to be held by the Group except to the extent that the Reporting Persons have a pecuniary interest therein.

(b)     Each Reporting Person has a business address at c/o Golden Entertainment, Inc., 6595 S. Jones Blvd., Las Vegas, NV 89118.

(c)     Mr. Sartini is the President and Chief Executive Officer and Chairman of the Board of the Issuer. Ms. Sartini is a Co-Trustee of the Trust.

(d)     No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)     Mr. Sartini is a citizen of the United States of America. Ms. Sartini is a citizen of the United States of America. The Trust is formed under the laws of the State of Nevada.

Item 3.     Source and Amount of Funds or Other Consideration

Pursuant to the Agreement and Plan of Merger, dated January 25, 2015, by and among the Issuer (formerly known as Lakes Entertainment, Inc.), LG Acquisition Corporation, a wholly-owned subsidiary of Issuer (“Merger Sub”), Sartini Gaming, Inc. (“Sartini Gaming”), and the Trust (as amended from time to time prior to July 31, 2015, the “Merger Agreement”), on July 31, 2015 Merger Sub merged with and into Sartini Gaming, with Sartini Gaming being the surviving corporation following such merger (the “Merger”). As a result of the Merger, Sartini Gaming has been renamed Golden Holdings, Inc. and is now a wholly-owned subsidiary of the Issuer.

Pursuant to the Merger Agreement, at the closing of the Merger on July 31, 2015, the Issuer issued to the Trust as the sole shareholder of Sartini Gaming, an aggregate of 7,772,736 shares of Common Stock in exchange for all of the issued and outstanding shares of capital stock of Sartini Gaming. Pursuant to the terms of the Merger Agreement, 6,606,825 shares of Common Stock were delivered to the Trust at the closing of the Merger, and 1,165,911 shares (the “Escrow Shares”) of Common Stock were delivered to Wilmington Trust, National Association, as escrow agent (“Wilmington”), with 388,637 of such shares to be held in escrow by Wilmington solely as security for potential post-closing adjustments and 777,274 of such shares to be held in escrow by Wilmington solely as security for potential claims for indemnifiable losses that may be incurred by the Issuer, in each case in accordance with the provisions of the Merger Agreement.

Item 4.     Purpose of Transaction

All of the shares of Common Stock reported herein as having been acquired for the accounts of the Reporting Persons were acquired for investment purposes only.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as disclosed in this Item 4. Notwithstanding and in addition to the foregoing, Mr. Sartini was appointed as the President and Chief Executive Officer and the Chairman of the Board of the Issuer effective July 31, 2015. In his capacity as an executive officer and director of the Issuer, Mr. Sartini may have influence over the corporate activities of the Issuer and may, without or without the Reporting Persons, from time to time develop and/or discuss plans or proposals that relate to or would result in the occurrence of any transaction or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As described in Item 3 hereof, pursuant to the Merger Agreement, the Trust delivered the Escrow Shares to Wilmington at the closing of the Merger, with 388,637 of such shares to be held in escrow by Wilmington solely as security for potential post-closing adjustments and 777,274 of such shares to be held in escrow by Wilmington solely as security for potential claims for indemnifiable losses that may be incurred by the Issuer. The Reporting Persons may acquire or dispose of shares of Common Stock pursuant to the post-closing adjustment provisions of the Merger Agreement, and the Reporting Persons may dispose of shares of Common Stock in satisfaction of claims for indemnifiable losses that may be incurred by the Issuer, in each case accordance with the provisions of the Merger Agreement. Also, as described in Item 6 hereof, the Trust has entered into certain agreements in connection with the Merger with respect to the election of certain persons designated to be directors of the Issuer for a period of three years following the Merger.

Subject to, among other things, applicable law and regulations, and the terms of the contracts and agreements listed in Item 6 hereof, and depending upon a variety of factors, including, without limitation, the trading prices of the shares of Common Stock, the financial condition, results of operations and prospects of the Issuer, and general economic, financial and industry conditions, the Reporting Persons may from time to time acquire, or cause to be acquired, additional securities of the Issuer or dispose, or cause to be disposed, securities of the Issuer, in open market transactions, privately negotiated transactions, transactions in which the Issuer raises, through private or public offerings, additional capital or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons reserve the right, from time to time, to formulate other purposes, plans or proposals that relate to or would result in the occurrence of any of the transactions or events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, if and to the extent deemed advisable in light of the general investment policies of the Reporting Persons, market conditions or other factors. The information set forth in this Item 4 is subject to change at any time, and there can be no assurances that any of the Reporting Persons will or will not take any of the actions described above.

Item 5.     Interest in Securities of the Issuer

(a)     The aggregate percentage of Common Stock reported that is owned by the Reporting Persons is based upon 21,621,486 shares of Common Stock outstanding, consisting of: (1) 13,391,578 shares of common stock outstanding as of July 27, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2015; (2) 7,772,736 shares of Common Stock issued as consideration for the Merger; and (3) 457,172 shares of Common Stock issued to certain former holders of warrants of a subsidiary of Sartini Gaming as consideration for the repurchase of such warrants by the Issuer in connection with the closing of the Merger.

Mr. Sartini and Ms. Sartini, as Co-Trustees of the Trust, each are deemed to beneficially own the 7,772,736 shares of Common Stock that are owned by the Trust, constituting approximately 35.9% of the Common Stock outstanding.

As reported in the Proxy Statement on Schedule 14A filed with the SEC on June 30, 2015 (the “Proxy Statement”) and the Schedule 13D (Amendment No. 5) filed by Mr. Berman on August 4, 2015, the Berman Entities beneficially own an aggregate of 2,419,475 shares of Common Stock (constituting approximately 11.1% of the Common Stock outstanding) and the other Existing Shareholders beneficially own 1,255,194 shares of Common Stock (constituting approximately 5.8% of the Common Stock outstanding). Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock owned by the Existing Shareholders.

(b)     The Reporting Persons each have shared voting and shared dispositive power with respect to all of the shares of Common Stock owned by the Trust.

(c)     Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock or other equity securities of the Issuer during the last 60 days.

(d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Merger Agreement

The information with respect to the Merger Agreement provided in Item 3 is hereby incorporated by reference herein.

Under the terms of the Merger Agreement, as of the effective time of the Merger, the Board of Directors of the Issuer consists of seven directors, including Mr. Sartini, Mr. Berman and Timothy J. Cope together with one additional person designated by the Issuer, two additional persons designated by the Trust, and one additional person designated jointly by the Issuer and the Trust. Under the Merger Agreement, the Issuer will cause all such designated persons (or their respective replacements designated by the Issuer or the Trust, as applicable) to be re-nominated for election to the Issuer’s Board of Directors at each of the Issuer’s annual meetings of shareholders that occurs during the 36 months following the effective time of the Merger. The Merger Agreement also provides that Mr. Sartini (or, if Mr. Sartini is unable or unwilling to serve in such position, then another member of the Issuer’s Board of Directors chosen by the Trust in its discretion) shall be elected to serve as Chairman of the Board of the Issuer for a period of three years following the consummation of the Merger (subject to Mr. Sartini being elected as a director by the Issuer’s shareholders on an annual basis). The Merger Agreement further provides that Mr. Sartini will serve as the President and Chief Executive Officer of the Issuer from and after the consummation of the Merger until his successor is duly elected or appointed by the Board of Directors and qualified in accordance with applicable law.

The Shareholders’ Agreement

In connection with the entry into the Merger Agreement, and as an inducement to Sartini Gaming’s and the Trust’s willingness to enter into the Merger Agreement, on January 25, 2015, the Issuer entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) with the Trust and the Existing Shareholders with respect to representation on the board of directors of the Issuer after the consummation of the Merger and certain related matters.

Under the Shareholders’ Agreement, the Issuer has agreed to appoint the initial directors required to be appointed at closing under the Merger Agreement and, for a period of three years following the Merger, to nominate certain director designees for election to the board of directors. The director designees to be nominated are:

●	Three individuals (but not more than three) designated by the Trust (at least two of whom must be “Independent” under NASDAQ Marketplace Rules);

●

Timothy Cope (or another individual if Mr. Cope is unable or unwilling to serve) and two other individuals (but not more than two) designated by Mr. Berman and one of whom may be Mr. Berman (at least one of whom must be “Independent” under NASDAQ Marketplace Rules). In the event that Mr. Berman is unwilling or unable to provide designees, these directors shall be designated by the Nominating Committee of the Issuer; and

●	One individual (but not more than one) jointly designated by Mr. Berman and the Trust (such individual must be “Independent” under NASDAQ Marketplace Rules).

The Issuer has also agreed to use commercially reasonable efforts to fill any vacancies on the board of directors with another designee designated by the applicable designating party. Further, the Issuer has agreed that, subject to applicable law or NASDAQ rules, it will cause Mr. Sartini, to the extent that he is a director of the Issuer, to serve as Chairman of the Board.

For a period of three years following the Merger, each of the Existing Shareholders and the Trust have agreed to vote any shares of Common Stock held by them in favor of the foregoing director designees and have further provided irrevocable proxies with respect to the foregoing director elections. Further, the Existing Shareholders and the Trust have agreed, with certain exceptions, not to transfer, proxy, enter into voting agreements, or otherwise take actions which may interfere with their ability to comply with their obligations under the Shareholders’ Agreement.

The NOL Preservation Agreement

In connection with the closing of the Merger, on July 31, 2015, the Issuer, the Trust and the Existing Shareholders executed an NOL Preservation Agreement (the “NOL Preservation Agreement”).  The NOL Preservation Agreement is intended to help minimize the risk of an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, that would limit the Issuer’s ability to utilize its federal net operating loss carryforwards to offset future taxable income.

Under the NOL Preservation Agreement, subject to certain exceptions, for a period of up to three years after closing of the Merger, among other matters, the Trust is prohibited from acquiring additional shares of the Common Stock (except pursuant to the Merger Agreement), and the Existing Shareholders are prohibited from acquiring additional shares of Common Stock or transferring or encumbering their shares of Common Stock if it would result in such an “ownership change.” In addition, each of the Existing Shareholders has agreed not to margin in excess of 25% of the total value of the shares held by such shareholder during the term of the NOL Preservation Agreement.

Under the NOL Preservation Agreement, Mr. Berman has also agreed that, in the event of a breach of the NOL Preservation Agreement by any Existing Shareholder, he will resign as a director of the Issuer, he will not be permitted to nominate himself as a candidate for election to the Issuer board of directors under the Shareholders’ Agreement, and such breach will constitute “Cause” for termination under his consulting agreement with the Issuer.

The Registration Rights Agreement

In connection with the Merger, on July 31, 2015, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Trust, which provides the Trust with the right to demand that the Issuer register its shares of Common Stock and also provides the Trust with piggyback registration rights for its shares of Common Stock.

Pursuant to the Registration Rights Agreement, upon the Trust’s request, the Issuer is required to prepare and file one or more registration statements with the SEC for the offer and sale from time to time on a continuous or delayed basis of the shares of Common Stock issued to it in connection with the Merger. Such registrations are required to be accomplished pursuant to a shelf registration statement on Form S-3 (or, if the Issuer does not satisfy the requirements for such form, on such other form as may be appropriate). Additionally, the Trust has the right to demand that the Issuer effect the registration of a specified number of shares for sale within a specified period, provided that such demand may only be made once in any 12-month period or three times in total. In addition, under the Registration Rights Agreement, if the Issuer proposes to file a registration statement with respect to an offering of equity securities for sale to the public (other than registrations on Form S-4 or S-8), it is required to provide notice to the Trust of such anticipated filing and, subject to certain limitations and priorities, the Trust may require the Issuer to include in such registration any of the shares of Common Stock issued to it in connection with the Merger.

The Registration Rights Agreement contains other customary provisions, including standstill and suspension periods, procedures for registration, and mutual indemnification obligations of the parties thereto.

The descriptions contained in this Statement on Schedule 13D of the Merger Agreement (as amended by the First Amendment thereto), the Shareholders’ Agreement, the NOL Preservation Agreement, and the Registration Rights Agreement are summaries only and are qualified in their entirety by the actual terms of each such agreement, which are being filed as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, and Exhibit 99.6, respectively, to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

See Exhibit Index attached to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2015	The Blake L. Sartini and Delise F. Sartini Family Trust

	By:	/s/ Blake L. Sartini
		Name:	Blake L. Sartini
		Title:	Co-Trustee

	By:	/s/ Delise F. Sartini
		Name:	Delise F. Sartini
		Title:	Co-Trustee

Individuals

By:	/s/ Blake L. Sartini
	Name:	Blake L. Sartini

By:	/s/ Delise F. Sartini
	Name:	Delise F. Sartini

Signature Page to Schedule 13D

Exhibit Index

Exhibit No.	Description	Method of Filing

99.1	Joint Filing Agreement, dated August 10, 2015, by and among The Blake L. Sartini and Delise F. Sartini Family Trust, Blake L. Sartini and Delise F. Sartini.	Attached hereto.

99.2

Agreement and Plan of Merger, dated January 25, 2015, by and among Golden Entertainment, Inc. (f/k/a Lakes Entertainment, Inc.), LG Acquisition Corporation, Sartini Gaming, Inc. and The Blake L. Sartini and Delise F. Sartini Family Trust.

Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2015

99.3

First Amendment to Agreement and Plan of Merger by and among Golden Entertainment, Inc. (f/k/a Lakes Entertainment, Inc.), LG Acquisition Corporation, Sartini Gaming, Inc. and The Blake L. Sartini and Delise F. Sartini Family Trust, dated as of June 4, 2015.

Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2015

99.4

Shareholders’ Agreement, dated January 25, 2015, by and among Golden Entertainment, Inc. (f/k/a Lakes Entertainment, Inc.), The Blake L. Sartini and Delise F. Sartini Family Trust and each of the shareholders of Golden Entertainment party thereto.

Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2015

99.5

NOL Preservation Agreement, dated July 31, 2015, by and among Golden Entertainment, Inc. (f/k/a Lakes Entertainment, Inc.), The Blake L. Sartini and Delise F. Sartini Family Trust, Lyle A. Berman and certain other shareholders of Golden Entertainment, Inc.

Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2015.

99.6	Registration Rights Agreement, dated July 31, 2015, by and between Golden Entertainment, Inc. (f/k/a Lakes Entertainment, Inc.) and The Blake L. Sartini and Delise F. Sartini Family Trust.	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2015.